# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inspirato Incorporated, CIK 0001820566
CUSIP: 45791E107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 09/05/2025
Amends the filing with accession number 0001415889-25-020768
Filed by CIK 0001907575
Persons authorized to receive notices and communications: Brent Handler, 5 Covington Drive, Englewood, Colorado (CO), 80113, 2063894533; Brad Handler, 3621 21st Street, Boulder, Colorado (CO), 80304, 2063894533

## Reporting persons
- Brent Handler (CIK 0001907575): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 22,218; shared voting power 515,764; sole dispositive power 22,218; shared dispositive power 515,764; aggregate amount beneficially owned 537,982 (4.3% of the class)
  Comment: (1) The amount reported in rows 7 and 9 consists of 22,218 shares of Class A common stock held of record by Brent Handler.
  (2) The amount reported in rows 8 and 10 consists of (i) 496,905 shares of Class A common stock held of record by Brent L. Handler Revocable Trust for which Brent Handler serves as a trustee and (ii) 18,859 shares of Class A common stock held of record by the Brent L. Handler Descendant's Trust for which Brent Handler serves as a trustee.
  (3) The reported percentage is based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 11 by (b) 12,469.941 shares of Class A common stock outstanding as of August 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 13, 2025.
- Bradley A. Handler (CIK 0001907661): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 481,235; sole dispositive power 0; shared dispositive power 481,235; aggregate amount beneficially owned 481,235 (3.8% of the class)
  Comment: (1) The amount reported in rows 8 and 10 consists of (i) 481,235 shares of Class A common stock held of record by Handler Revocable Trust for which Bradley Handler serves as a trustee and (ii) 334,497 shares of Class A common stock held of record by the HFIN 2020 Trust for which Bradley Handler is the beneficiary.
  (2) The reported percentage is based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 11 by (b) 12,469,941 shares of Class A common stock outstanding as of August 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Inspirato Incorporated
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Comment: This Amendment No. 1 (the "Amendment"), which supplements and amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 31, 2025, as amended (the "Original Schedule 13D") filed on behalf of Brent Handler and Bradley Handler, collectively referred to herein as the "Reporting Persons", relating to the Class A Common Stock, par value $0.0001 per share ("Shares"), of Inspirato Incorporated, a Delaware corporation (the "Issuer" or "Inspirato"). The Original Schedule 13D is hereby amended to the extent hereinafter expressly set forth and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

On September 4, 2025, the Issuer disclosed it had received an unsolicited non-binding written proposal (the "Exclusive Proposal") from Exclusive Investments, LLC ("Exclusive") to acquire Inspirato for an all-cash purchase price of $3.15 per share, representing an aggregate transaction value of approximately $39 million.

The Reporting Persons believe that an all-cash proposal provides significantly more value to all stockholders of Inspirato than the Issuer's existing proposed merger with Buyerlink, Inc. (the "Proposed Merger"). We also note that the Exclusive Proposal is at a premium to the value the market has ascribed to the Proposed Merger based on the Issuer's trading price since announcement of the Proposed Merger. We therefore strongly encourage the board of directors and special committee of Inspirato to engage with Exclusive and comply with its fiduciary obligations to all stockholders of the Issuer.

The Reporting Persons also continue to believe that the Proposed Merger with Buyerlink presents significant concerns. In addition to the concerns previously publicly noted by the Reporting Persons and others, we also question how the parties to the Proposed Merger arrived at a valuation of Buyerlink of $326 million, when Payam Zamani publicly estimated Buyerlink's value at "somewhere over $100 million" in an interview with Business Insider in July 2024.

## Signatures
- Brent Handler: /s/ Brent Handler, Brent Handler (09/05/2025)
- Bradley A. Handler: /s/ Bradley A. Handler, Bradley A. Handler (09/05/2025)